

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 26, 2007

Mr. Hemdat Sawh
Chief Financial Officer
Goldbelt Resources LTD
Sterling Tower
372 Bay Street, Suite 1201
Toronto, Ontario Canada
M5H 2W9

> **Re: Goldbelt Resources LTD.**
> **Form 20-F for the Fiscal Year Ended June 30, 2006**
> **Filed December 27, 2006**
> **Response Letter Dated March 19, 2007**
> **File No. 0-28296**

Dear Mr. Sawh:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief